American Federation of Labor and Congress of Industrial Organizations

(AFL-CIO Logo)	815 Sixteenth Street, N.W. Washington, D.C. 20006 (202) 637-5000 www.aflcio.org	EXECUTIVE COUNCIL
		JOHN J. SWEENEY PRESIDENT	RICHARD L. TRUMKA SECRETARY-TREASURER	LINDA CHAVEZ-THOMPSON EXECUTIVE VICE-PRESIDENT

Gerald W. McEntee
Michael Sacco
Patricia Friend
William Lucy
Andrew L. Stem
Boyd D. Young
Elizabeth Bunn
Terence O’Sullivan
Cheryl Johnson, R.N.
Edward C. Sullivan
Edward J. McElroy Jr.
Baxter M. Atkinson
Nat LaCour
		Morton Bahr Frank Hurt Michael Goodwin Leon Lynch Martin J. Maddaloni Dennis Rivera Michael J. Sullivan Harold Schaitberger Bruce Raynor William Burrus Ron Gettelfinger John Gage	Gene Upshaw Gloria T. Johnson Sonny Hall Arturo S. Rodriguez John M. Bowers Stuart Appelbaum James P. Hoffa Edwin D. Hill Clyde Rivers Leo W. Gerald James Williams Joseph T. Hansen	Frank Hanley Clayola Brown Carroll Haynes Robert A. Scardelletti R. Thomas Buffenbarger John W. Wilhelm Capt. Duane Woerth Joseph J.Hunt Cecil Roberts Melissa Gilbert John J. Flynn William H. Young
September 17, 2004

Juan Carlos Braniff
Chairman, Audit Committee of the El Paso Corp. Board of Directors
c/o David L. Siddall, Corporate Secretary
El Paso Corp.
P. O. Box 2511
Houston, TX 77252

Dear Mr. Braniff:

As you know, El Paso Corp. is in the process of restating its financial statements for 1999 through 2003 due to the substantial downward revision in its exploration and production reserves last February and subsequent revelations of improper hedge accounting. As a result, El Paso has yet to file its 2003 annual or 2004 first and second quarter financial statements with the Securities and Exchange Commission or to reschedule its 2004 Annual Meeting of Stockholders originally scheduled for September 9, 2004.

Concurrent with El Paso’s announced reserve reductions the Audit Committee of its Board of Directors initiated an independent review and retained independent counsel to determine the factors that contributed to the revisions. The American Federation of Labor and Congress of Industrial Organizations would like to convene a meeting with members of the Audit Committee to discuss the findings of its independent review. During this meeting, which would include representatives of worker fund shareholders of El Paso, we would like to review:

1.	how the Audit Committee became aware of the reserve and hedge accounting problems;
2.	why the problems, which date back to 1999, were not identified sooner; and
3.	what role PriceWaterhouseCoopers, El Paso’s independent auditor since 1983, played in this process.

We believe these questions are especially important to El Paso’s shareholders, who will be asked at the company’s 2004 Annual meeting to vote on individual director nominees and ratify the appointment of PriceWaterhouseCoopers as the company’s independent auditor.

Mr. Juan Carlos Braniff
September 17, 2004, p. 2

Since El Paso’s incumbent directors narrowly won re-election on June 17, 2003 the company has made progress on several important fronts. El Paso has hired a new CEO, appointed new independent directors and sought to improve liquidity, reduce risk and resolve regulatory disputes. New management has also provided investors with periodic updates on its operations and accounting, including last month’s announcement that its asset sales and debt reduction efforts are ahead of schedule.

But these steps, however positive, are overshadowed by the lack of current, reliable financial statements; pending accounting restatements that are expected to wipe out $3.7 billion less the corresponding tax benefit from shareholder’s equity; further debt downgrades by S&P earlier this year; and El Paso’s announcement that is under formal investigation by the SEC in connection with its reserve reductions. As a result, El Paso’s share price is down 7% since its 2003 Annual Meeting, while the S&P 500 and S&P Multi-Utilities and Unregulated Power Indices are up 11% and 2%, respectively.

The AFL-CIO is the federation of America’s labor unions, representing 60 national and international unions and their membership of more than 13 million working women and men. Union members participate in the capital markets as individual investors and through a variety of benefit plans. Union members’ benefit funds, including both private and public employee plans, are substantial El Paso shareholders.

Please contact Michael Garland (202-508-6969) in the AFL-CIO Office of Investment at your earliest convenience to discuss arrangements.

We look forward to your response.

Sincerely,

/s/ William B. Patterson
William B. Patterson
Director, AFL-CIO Office of Investment

cc:  John M. Bissell
Robert W. Goldman
Thomas R. Hix
J. Carleton MacNeil, Jr.
Malcolm Wallop
John L. Whitmire